UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                  Washington, DC 20549

                                       FORM 12b-25

                               NOTIFICATION OF LATE FILING

         X Form 10-KSB    Form 20-F   Form 11-K    Form 10-Q    Form N-SAR
        ---            ---          ---         ---          ---

     For Period Ended: October 1, 1995

     PART I - REGISTRANT INFORMATION

               RUDY'S RESTAURANT GROUP, INC.
               -------------------------------------
               Full Name of Registrant

               NA
               -------------------------------------
               Former Name if Applicable

               11900 BISCAYNE BLVD., SUITE 806
               -------------------------------------
               Address of Principal Executive Office

               MIAMI, FL 33181
               -------------------------------------
               City, State and Zip Code


     PART II - RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the
     following should be completed. (Check box if appropriate)    X
                                                                -----
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III - NARRATIVE

     On December 23, 1995 the registrant completed a substantial portion of negotiations for a significant acquisition of assets and entered into an asset purchase and sale agreement which contemplates the transaction be completed in January 1996. Although the terms of the agreement are known, pro forma financial information of the assets and business operations to be acquired are not yet available to the registrant for inclusion in Form 10-KSB as required by Item 310 of Regulation S-B.


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     PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Marie G. Peterson   305       895-7200
          -----------------  ---------  ----------------
          Name               Area Code  Telephone Number

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).   X   Yes        No
                             -----      -----

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?         Yes         No   X
                          -----      -----

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                           RUDY'S RESTAURANT GROUP, INC.
                     ------------------------------------------
                     Name of Registrant as Specified in Charter

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     December 29, 1995                  By /s/ Marie G. Peterson
     -----------------                     ----------------------------
     Date                                  Vice President
                                           Chief Financial Officer
                                           Principal Accounting Officer






















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